Exhibit 99.1 (b)
                             OPTION
                               ONE
                      MORTGAGE CORPORATION


As of and for the year ended December 31, 1996, Option One Mortgage Corporation has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP). As of and for this same period, Option One Mortgage Corporation had in effect a fidelity bond and errors and omissions policy in the amount of $50 Million.


\s\Robert E. Durbrish    2/15/97      \s\William L. O'Neill     2/15/97
Robert E. Dubrish         Date          William L. O'Neill
Chief Executive Officer                 Chief Financial Officer

\s\Jill Bright          2/15/97
Jill Bright              Date
Controller